FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2015

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Total Voting Rights dated 30 June 2015
Exhibit No. 2	De-listing Notification dated 30 June 2015
Exhibit No. 3	Directorate Change dated 14 July 2015
Exhibit No. 4	Disposal of Loan Portfolio dated 23 July 2015
Exhibit No. 5	Further Disposal of Loan Portfolio dated 23 July 2015

Exhibit No. 1

The Royal Bank of Scotland Group plc
Total Voting Rights - Conformity with the Disclosure and Transparency Rules

In conformity with the Disclosure and Transparency Rules, The Royal Bank of Scotland Group plc ('RBSG') hereby notifies the following in respect of its issued share capital with voting rights as at 30 June 2015:-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			30-Jun-2015
Ordinary shares of £1	6,469,655,675	4	25,878,622,700
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000
Total:	6,470,555,675		25,882,222,700

of which none are held in Treasury.

There are also 51,000,000,000 Series 1 class B shares of £0.01 in issue which carry no voting rights.

The above figures may be used by shareholders of the respective classes of shares as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in their shareholding, under the FCA's Disclosure and Transparency Rules.

Exhibit No. 2

30 June 2015
DE-LISTING NOTIFICATIONS

The Royal Bank of Scotland Group plc (the "Issuer")

This notice relates to the following securities (the "Securities") issued by the Issuer.

ISIN Code: XS0971425565

The Issuer holds 100 percent of the Securities in their own account and no Securities are held by third parties.

Therefore, in the Issuer's capacity as sole security holder, we intend to file notification in accordance with Listing Rule 5.3.1 of our intention to cancel the above referenced Securities from the Official List of the FCA effective on 28 July 2015. Following such delisting the Securities will cease trading.

For further information, please contact:

RBS Investor Relations

Matthew Richardson

Head of Debt Investor Relations

+44 (0) 20 7678 1800

Exhibit No. 3

The Royal Bank of Scotland Group plc - Board change

The Royal Bank of Scotland Group plc ("RBS") announces today that, further to its announcement on 22 June 2015, Sir Howard Davies will join the Board as a Non-executive Director with immediate effect. He will assume the role of Chairman on 1 September 2015.

For further information contact:
RBS Media Centre +44 131 523 4205

Exhibit No. 4

THE ROYAL BANK OF SCOTLAND GROUP ANNOUNCES LOAN PORTFOLIO DISPOSAL TO AN ENTITY FUNDED BY DEUTSCHE BANK AND FUNDS AFFILIATED WITH  APOLLO GLOBAL MANAGEMENT LLC

The Royal Bank of Scotland Group plc (RBS) announces today the agreement to dispose of a portfolio of loans to an entity funded by Deutsche Bank and funds affiliated with  Apollo Global Management, LLC.

At completion, RBS will receive cash consideration of approximately £400m at current exchange rates. Completion is expected in September 2015. The disposal proceeds will be used for general corporate purposes.

This transaction, which represents RWA equivalent of £679m as at 31 December 2014, forms part of the continued reduction of assets in RBS Capital Resolution and is in line with the Bank's plan to strengthen its capital position and reduce higher risk exposures.

The carrying value of the loans as at 31 December 2014 was approximately £376m.  The gross assets were approximately £1.137bn and the loans generated a loss of approximately £70m in the year to 31 December 2014. The disposal of the portfolio is expected to generate a profit of approximately £24m after costs associated with the transaction.

- END -

For further information:

Investors	Media

Richard O'Connor Head of Investor Relations +44 (0) 207 672 1758	RBS Press Office +44 (0) 131 523 4205 Ulster Bank Media Relations +353 (0) 1 884 7032

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of RBS and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about RBS or RBS management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to future events and circumstances that will or may occur. RBS' actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of factors. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements. The forward looking statements contained in this announcement are made as at the date of this announcement, and RBS undertakes no obligation to update any of its forward looking statements.

Exhibit No. 5

THE ROYAL BANK OF SCOTLAND GROUP ANNOUNCES FURTHER LOAN PORTFOLIO DISPOSAL TO AN ENTITY AFFILIATED WITH CERBERUS CAPITAL MANAGEMENT, L.P.

The Royal Bank of Scotland Group plc (RBS) announces today the agreement to dispose of a further portfolio of loans to an entity affiliated with Cerberus Capital Management, L.P.

At completion, RBS will receive cash consideration of approximately £225m at current exchange rates. Completion is expected in September 2015. The disposal proceeds will be used for general corporate purposes.

This transaction, which represents RWA equivalent of £436m as at 31 December 2014, forms part of the continued reduction of assets in RBS Capital Resolution and is in line with the Bank's plan to strengthen its capital position and reduce higher risk exposures.

The carrying value of the loans as at 31 December 2014 was approximately £223m.  The gross assets were approximately £549m and the loans generated a loss in the region of approximately £17m in the year to 31 December 2014. The disposal of the portfolio is expected to generate a profit of approximately £1m after costs associated with the transaction.

- END -

For further information:

Investors	Media

Richard O'Connor Head of Investor Relations +44 (0) 207 672 1758	RBS Press Office +44 (0) 131 523 4205 Ulster Bank Media Relations +353 (0) 1 884 7032

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of RBS and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about RBS or RBS management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to future events and circumstances that will or may occur. RBS' actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of factors. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements. The forward looking statements contained in this announcement are made as at the date of this announcement, and RBS undertakes no obligation to update any of its forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 July 2015

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary